Filed Pursuant to Rule 433
Dated August 6, 2019
Registration Statement on Form S-3 (No. 333-231937)
Relating to the
Preliminary Prospectus Supplement dated August 6, 2019
to the Prospectus dated June 19, 2019

ASPEN INSURANCE HOLDINGS LIMITED
10,000,000 DEPOSITARY SHARES,
EACH REPRESENTING A 1/1,000TH INTEREST IN A SHARE OF
5.625% PERPETUAL NON-CUMULATIVE PREFERENCE SHARES
PRICING TERM SHEET

This communication should be read in conjunction with the preliminary prospectus supplement dated August 6, 2019 and the accompanying prospectus dated June 19, 2019.

Issuer:	Aspen Insurance Holdings Limited, a Bermuda company (the “Issuer”)

Security Type:	Depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Shares (the “Preference Shares”)

Amount:	10,000,000 Depositary Shares

Liquidation Preference:	$25,000 per Preference Share (equivalent of $25 per Depositary Share)

Expected Ratings*:	Moody’s: Baa3 (Negative) / S&P: BBB- (Negative)

Legal Format:	SEC Registered

Dividend Rate:	5.625% of the $25,000 liquidation preference of each Preference Share from Settlement Date, payable on a non-cumulative basis only when, as and if declared by the Issuer’s board of directors.

Dividend Payment Dates:	January 1, April 1, July 1 and October 1

First Dividend Payment Date:	October 1, 2019

Term:	Perpetual

Optional Redemption:
On October 1, 2024 and at any time thereafter, the Issuer may redeem the Preference Shares, in whole or in part, at a redemption price of $25,000 per share (equivalent to $25 per Depositary Share), plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends.

At any time prior to October 1, 2024, the Issuer may redeem the Preference Shares, in whole or in part, at a redemption price of $25,000 per share (equivalent to $25 per Depositary Share), plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends, at any time within 90 days of the date on which the Issuer has reasonably determined that a capital disqualification redemption event (as defined in the prospectus supplement) has occurred; provided that no such redemption may occur prior to October 1, 2024 unless one of the redemption requirements (as defined in the prospectus supplement) is satisfied.

At any time prior to October 1, 2024, the Issuer may redeem the Preference Shares, in whole or in part, at a redemption price of $25,000 per share (equivalent to $25 per Depositary Share), plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends, at any time following the occurrence of a tax event (as defined in the prospectus supplement); provided that no such redemption may occur prior to October 1, 2024 unless one of the redemption requirements is satisfied.

At any time prior to October 1, 2024, if the Issuer submits to the holders of its ordinary shares a proposal for an amalgamation or merger or if the Issuer submits any proposal for any other matter that requires, as a result of a change in Bermuda law after the date of the prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the Preference Shares at the time outstanding, the Issuer will have the option to redeem all of the outstanding Preference Shares at a redemption price of $26,000 per Preference Share (equivalent to $26 per Depositary Share), plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends; provided that no such redemption may occur prior to October 1, 2024 unless one of the redemption requirements is satisfied.

At any time prior to October 1, 2024, the Preference Shares are redeemable at the Issuer’s option, in whole, at a redemption price of $25,500 per Preference Share (equivalent to $25.50 per Depositary Share), plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends, within 90 days after the occurrence of a rating agency event (as defined in the prospectus supplement); provided that no such redemption may occur prior to October 1, 2024 unless one of the redemption requirements is satisfied.

Trade Date:	August 6, 2019

Settlement Date (T+5):
August 13, 2019. It is expected that delivery of the Depositary Shares will be made against payment therefor on or about August 13, 2019, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares on the date of pricing and the next two succeeding business days should consult their own advisors.

Listing:
The Issuer intends to apply to list the Depositary Shares on the NYSE under the symbol “AHLPRE.” If the application is approved, the Issuer expects trading to commence within 30 days after the Settlement Date.

Public Offering Price:	$25 per Depositary Share

Underwriting Discount:	$0.7875 per Depositary Share (retail), $5,918,062.50 total / $0.500 per Depositary Share (institutional), $1,242,500.00 total

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discount and Before Offering Expenses:	$242,839,437.50

CUSIP/ISIN:	G05384204 / BMG053842040

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC

Joint Lead Managers:	Citigroup Global Markets Inc. Barclays Capital Inc.

Senior Co-Managers:	Apollo Global Securities, LLC HSBC Securities (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Lloyd’s Securities Inc. nabSecurities, LLC U.S. Bancorp Investments, Inc.
* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.
The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Wells Fargo Securities, LLC, toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.
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